UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 20, 2026, the Company entered into a technical development agreement (the “Forward Sight Technical Development Agreement”) with Forward Sight Company Limited (“Forward Sight”), an unaffiliated third party, pursuant to which Forward Sight agreed to provide software design, development and integration services to the Company for the development of a campus electronic class board management system for a period of four months commencing on October 20, 2026. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue a total of 550,000 Class A Ordinary Shares to Forward Sight within thirty business days after the date of the Forward Sight Technical Development Agreement (the “Forward Sight Technical Services Shares”).

On October 20, 2026, the Company entered into a technical development agreement (the “Simeon Fine Technical Development Agreement”) with Simeon Fine Company Limited (“Simeon Fine”), an unaffiliated third party, pursuant to which Simeon Fine agreed to provide software design, development and integration services to the Company for the development of a Chinese language intensive training system for a period from October 20, 2026 to March 31, 2027. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue a total of 540,000 Class A Ordinary Shares to Simeon Fine within thirty business days after the date of the Simeon Fine Technical Development Agreement (the “Simeon Fine Technical Services Shares”).

On October 20, 2026, the Company entered into a consulting services agreement (the “Consulting Services Agreement”) with LAYOU FORTUNE HOLDING COMPANY LIMITED (“Layou Fortune”, together with Forward Sight and Simeon Fine, the “Service Providers”), an unaffiliated third party, pursuant to which Layou Fortune agreed to provide professional market promotion and strategic advisory services to the Company in relation to its AI cloud services business for a period of twenty-four months commencing on October 20, 2026. As consideration for the services rendered and to be rendered thereunder, the Company agreed to issue a total of 500,000 Class A Ordinary Shares to Layou Fortune within thirty business days after the date of the Consulting Services Agreement (the “Consulting Services Shares”, together with the Forward Sight Technical Services Shares and the Simeon Fine Technical Services Shares, the “Services Shares”).

On October 28, 2026, NETCLASS TECHNOLOGY INC (the “Company”) entered into a securities purchase agreement (the “SPA”) with certain investors (the “Buyers”), pursuant to which the Company agreed to issue and sell to the Buyers an aggregate of 1,590,000 Class A ordinary shares (the “Class A Ordinary Shares”) of the Company, par value US$0.0125 per share (the “SPA Shares”), at a purchase price of US$0.20 per share, for an aggregate consideration of US$318,000 (the “PIPE”).

On October 29, 2026, the Company issued the SPA Shares to the Buyers and the Services Shares to the Service Providers pursuant to the terms of their respective agreements with the Company. The issuance of the SPA Shares and the Services Shares has been approved by the board of directors of the Company.

The foregoing descriptions of the SPA, the Forward Sight Technical Development Agreement, the Simeon Fine Technical Development Agreement, and the Consulting Services Agreement (collectively, the “Agreements”) do not purport to be complete and are qualified in their entirety by reference to the full text of such Agreements, copies of which are filed as Exhibits to this Report on Form 6-K and incorporated by reference herein. The Class A Ordinary Shares issuable under the Agreements are being issued as restricted securities in reliance on Section 4(a)(2) of or Regulation S promulgated under the Securities Act of 1933, as amended.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated October 28, 2026
10.2	Forward Sight Technical Development Agreement, dated October 20, 2026
10.3	Simeon Fine Technical Development Agreement, dated October 20, 2026
10.4	Consulting Services Agreement, dated October 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: November 2, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)